EXHIBIT 99.1

News Release dated November 29, 2013, Suncor Energy announces resignation of Chief Financial Officer

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces resignation of Chief Financial Officer

Calgary, Alberta (Nov. 29, 2013) – Suncor Energy today announced the resignation of chief financial officer, Bart Demosky, who is leaving his position to pursue an opportunity in another industry. Mr. Demosky’s resignation is effective December 27, 2013.

“Bart’s contributions to our company will be missed,” said Steve Williams, president and chief executive officer. “We appreciate his efforts on behalf of Suncor and wish him well as he embarks on this next stage in his career.”

Suncor is well-positioned to execute on its strategy and deliver strong results on behalf of its shareholders. “I have great confidence in our financial leadership team’s ability to continue to oversee and steward the company’s strong financial position,” said Williams.

An announcement of a replacement for Mr. Demosky will be made in due course.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

The forward-looking statement in this news release includes reference to: Suncor’s ability to execute on its strategy and deliver strong results on behalf of its shareholders. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2013 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com